BRASIL TELECOM



                                            November 22, 2005


VIA EDGAR CORRESPONDENCE

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:  Ms. Melissa Hauber

       Re:  BRASIL TELECOM S.A.
            FORM 20-F FOR FISCAL YEAR ENDED DECEMBER 31, 2004
            FILED JUNE 15, 2005
            FILE NO. 1-15256
       ------------------------------------------------------

Dear Ms. Hauber:

     This is to respond to the Staff's letter of November 10, responding to our supplemental response of November 9 relating to Note 34A to our financial statement appearing on Page F-85 to the Form 20-F for 2004.

     We confirm that the 12.5% rate was not used in our FASB 87 calculations for our 2004 accounting.

     The 12.5% was arrived at by taking measure of the instruments in which the pension funds are invested and the expected return on such funds over a 12-month period . Such estimated rate was used only for our internal planning purposes and is not reflected in any of our financial statements filed as part of the 20-F report. The rate to be used in 2005 has not been determined.

     If there are further questions regarding this matter I suggest another conference call.

     Please note that Mrs. Carla Cico, to whom your letter of November 10 and the transmitting fax cover sheet were addressed, is no longer with our company. Kindly address future correspondence to the undersigned.


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     Should you require additional information, please contact me directly at
(55)-61-341585259, or counsel in New York, Gregory Katz, at 212-603-6775.

                                            Sincerely,


                                            /s/ Charles Lagana Putz

                                            Charles Lagana Putz
                                            Chief Financial Officer